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                      Digital Entertainment Network, Inc.
                                 2230 Broadway
                         Santa Monica, California 90404



                               February 10, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


            Re: Digital Entertainment Network, Inc. (the "Company") Registration Statement on Form S-1, File No. 333-87317


Ladies and Gentlemen:

            The Company hereby applies for withdrawal of the Company's Registration Statement (File No. 333-87317) on Form S-1 filed with the Securities and Exchange Commission on September 17, 1999 (the "Registration Statement"). The Company has experienced significant changes in its management and business since filing the Registration Statement in September, and does not believe that it is in the best interest of the Company nor in the best interest of its investors to proceed with a proposed public offering at this time. Since the Registration Statement was not declared effective by the Commission, no shares of Common Stock as described in the Registration Statement were sold.

            If you have any questions on this application, please do not hesitate to contact myself at (310) 998-9200, or David M. Hernand of Latham & Watkins at (213) 891-8719.


                                    Sincerely,


                                    DIGITAL ENTERTAINMENT
                                    NETWORK, INC.


                                    By /s/ ALAN L. FRIEL
                                      ----------------------------------
                                      Alan L. Friel
                                      Chief Administrative Officer and
                                      General Counsel


cc:   Collier E. Henry, Esq.
      David M. Hernand